Exhibit 1.02

Conflict Minerals Report of AU Optronics Corp.

for the Year Ended December 31, 2016

Introduction

The scope this report covers includes major products of AU Optronics Corp. (“AUO”) and its other group companies from January 1, 2016 to December 31, 2016. The following list sets forth the major products of AUO and its other group companies:

•	AUO: TFT-LCD panels and solar modules;
•	Darwin Precisions Corporation: TFT-LCD modules, TV set, backlight modules and related parts;
•	AUO Crystal Corp.: Ingots and solar wafers;
•	M.Setek: Ingots.

According to relevant rules and regulations of the SEC, AUO is required to conduct due diligence to inquire whether the following four minerals, gold, tin, tantalum and tungsten (the “3TG Minerals”), used as manufacturing components or functional additives, are not from the Democratic Republic of the Congo or other illegal neighboring areas or are from recycled or scrap sources, thereby not benefiting, directly or indirectly, the local armed groups in such areas.

AUO has complied with the supply-chain policy concerning conflict minerals issued by OECD and established relevant management procedures and documentation requirements. The following sets forth the relevant highlights of the measures we have taken and the conclusion of our inquiry.

Due Diligence Measures

AUO’s Requirements for Suppliers

•	In 2011, AUO published the Policy for No Use of Conflict Minerals on its public website (http://auo.com/?sn=31&lang=zh-TW), and communicated such conflict mineral policy and requirements to suppliers through written documents and supplier meetings. The policy contains the following principles:

1.	AUO has reiterated that AUO and its suppliers shall jointly assume social and environmental responsibility.

2.	AUO shall not accept any 3TG Minerals illegally exploited from the Democratic Republic of the Congo and neighboring conflict-affected areas.

3.	AUO shall inform and require its suppliers to follow the abovementioned statements.

•	AUO has required its suppliers to establish management and documentation procedures for conflict minerals, disclose if the supplied 3TG Minerals used for products are conflict minerals and engage EICC-GeSI CFSP certified smelters.

Trainings

•	AUO has distributed internally electronic newsletters to employees that explain regulations concerning conflict minerals and AUO’s compliance measures. For relevant departments highly involved with management of conflict minerals, AUO has conducted multiple trainings to explain the regulations and AUO’s compliance measures concerning conflict minerals and to introduce responsible departments and relevant system tools. The targeted audience includes departments in charge of procurement, management of suppliers and management of green products. In 2016, AUO conducted a total of two such training courses online.

Identification of Material Risks and Investigation of 3TG Minerals

•	AUO reviewed the materials procured from January 1, 2016 to December 31, 2016 and based on type and usage, these materials fell into the following three categories:

Category one: materials containing metal and used as manufacturing components or functional additives;

Category two: materials containing metal and were not used as manufacturing components or functional additives;

Category three: materials not containing metal.

Categories two and three are considered to contain minimal risk and therefore not covered by the scope of the investigation. Category one is a high risk category and AUO needs to examine the supply chains of the materials in category one and confirm if the 3TG Minerals are not from the Democratic Republic of the Congo or any neighboring conflict-affected areas.

•	AUO has directed suppliers to provide relevant information concerning 3TG Minerals, including the name and location of smelters, origin of minerals and etc. Relevant information provided by suppliers will be reviewed by employees of AUO and saved together with records of such review in an electronic system named GPARS. In 2016, AUO examined more than 120 suppliers and conducted investigations over more than 4100 part numbers of materials.

Inspection of Suppliers’ Management Measures concerning Conflict Minerals

•	From 2015, AUO started to inspect suppliers’ management measures concerning conflict minerals to see whether suppliers had performed their duties and gradually met AUO’s requirements.

•	So far, AUO has conducted 66 inspections on 42 suppliers.

AUO’s Requirements for Group Companies

•	AUO has required its group companies to establish management and documentation procedures for conflict minerals, and implement such procedures in the management of their supply-chains.

•	Group companies shall provide summaries of measures taken each year and results of relevant investigations to AUO, as reference for AUO’s conflict minerals report.

•	In April 2014, AUO held the first group meeting for 2014. In addition to sharing AUO’s management procedures for conflict minerals and corresponding implementation measures, AUO also communicated the policy requirements to the group companies. By end of 2015, all group companies had established their management procedures for conflict minerals and provided investigation results of their products, which were used as reference for AUO’s conflict minerals report. In 2016, AUO continued to monitor the effectiveness of the group companies’ conflict mineral management procedures and measures and periodically asked for their investigation results.

Result

•	Though AUO has conducted the abovementioned due diligence, its ability to determine the origin and chain of custody of conflict minerals, and whether they directly or indirectly finance or benefit armed groups, is limited. In most cases, AUO is several steps remote from the mining and smelting or refining of conflict minerals. Therefore, AUO is unable to conclusively determine whether or not any of our products qualifies as “DRC conflict free”.

Risk Mitigation and Future Due Diligence Measures

•	AUO will continue to improve due diligence through the following procedures:

1.	Continue to require suppliers to establish management and documentation procedures for conflict minerals and disclose if the 3TG Minerals supplied are conflict minerals;
2.	Continue to require the group companies to improve their management and documentation procedures for conflict minerals, and implement such procedures in the management of their supply-chains;
3.	Continue to conduct internal and external trainings and make sure all relevant personnel have relevant knowledge;
4.	Continue to require suppliers to engage EICC-GeSI CFSP certified smelters. If the smelters engaged are not certified, AUO shall ask suppliers to require smelters to certify, or change smelters;
5.	Continue to conduct inspections of suppliers’ management measures concerning conflict minerals, and assist suppliers through such inspections in meeting AUO’s requirements.

2